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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Banc Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05944B103

(CUSIP Number)

Mark A. Lee
100 Morgan Keegan Dr., Suite 430
Little Rock, AR 72202
Tel. No.: (501) 666-4491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05944B103

1.	Name of Reporting Person: Forest Hill Capital, LLC		I.R.S. Identification Nos. of above persons (entities only): 73-1597141

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 989,520

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 989,520

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 989,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.3%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 640497103

1.	Name of Reporting Person: Mark Lee		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 989,520

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 989,520

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 989,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.3%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

      This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Forest Hill Capital, LLC, a Delaware limited liability company (“Forest Hill”) and Mr. Mark Lee, principal of Forest Hill, relating to the common stock of The Banc Corporation (the “Issuer”).

      This Schedule 13D relates to common stock of the Issuer (the “Common Stock”), purchased by Forest Hill for the account of (i) Forest Hill Select Fund, L.P., of which Forest Hill is the general partner, (ii) Forest Hill Select Offshore Fund, Ltd, to which Forest Hill acts as investment advisor and (iii) a managed account to which Forest Hill acts as investment advisor (together, the “Accounts”).

Item 1. Security and Issuer

      Securities acquired: Common Stock

Issuer:	The Banc Corporation 17 North 20th Street Birmingham, AL 35203

Item 2. Identity and Background

      (a) This statement is filed by: (i) Forest Hill Capital, LLC, a Delaware limited liability company (“Forest Hill”) and (ii) Mr. Mark Lee, principal of Forest Hill (“Lee” and together with Forest Hill, the “Reporting Persons”).

      (b) The business address of each of the Reporting Persons is 100 Morgan Keegan Dr., Suite 430 Little Rock, Arkansas 72202.

      (c) Forest Hill provides investment management services to private individuals and private limited partnerships. The principal occupation of Mr. Lee is investment management.

      (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Forest Hill is a Delaware limited liability company. Mr. Lee is a United States citizen.

Item 3. Source and Amount of Funds

      The source of the funds for the Common Stock purchased by Forest Hill was the working capital of each of the Accounts. The net investment cost of the Common Stock is approximately $8,700,000.

Item 4. Purpose of the Transaction

      The Reporting Persons acquired the shares of Common Stock owned by them for portfolio investment purposes. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. None of the Reporting Persons has any plans or proposals of the type described in (b) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

      (a) As of March 8, 2005, Reporting Persons beneficially own in the aggregate 989,520 shares of Common Stock of the Issuer, which represents 5.3% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 989,520 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, by (ii) 18,746,307 shares of Common Stock outstanding as of March 1, 2005.

      (b) The Reporting Persons, for the account of each of the Accounts, have the power to vote and dispose of the shares of Common Stock held by each such entity.

      The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any of the 989,520 shares of Common Stock owned by an Account. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

      (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last 60 days by the Reporting Persons on behalf of the Accounts are set forth in Annex A.

      (d) Not Applicable.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Issuer, the Reporting Persons and other individual investors entered into a Stock Purchase Agreement which contains customary representations, warranties and covenants,

including restrictions on transfer of the shares purchased.

      In addition, the Issuer and the investors party to the Stock Purchase Agreement entered into a Registration Rights Agreement, pursuant to which the Issuer agreed to effect up to three demand registrations under the Securities Act of 1933 (the “Securities Act”) with respect to the offer and sale by the investors of the shares purchased by them, subject to the satisfaction of customary conditions, and to provide unlimited “piggyback” registrations in connection with registrations effected by the Issuer otherwise than by request of any of the investors. The Registration Rights Agreement contains customary representations, warranties and covenants of the parties, including covenants with respect to indemnification for material misstatements or omissions by either party in a registration statement, prospectus or other document relating to a registration filed pursuant to the Registration Rights Agreement. The Issuer’s obligations under the Registration Rights Agreement will terminate at such time as all shares purchased by the investors are eligible for resale pursuant to Rule 144(k) under the Securities Act.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated March 9, 2005, among Forest Hill and Mr. Lee.

Exhibit 2	Stock Purchase Agreement, dated January 24, 2005, between The Banc Corporation and the investors named therein, filed as Exhibit 4-1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 25, 2005, and incorporated by reference herein.

Exhibit 3	Registration Rights Agreement, dated January 24, 2005, between The Banc Corporation and the investors named therein, filed as Exhibit 4-2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 25, 2005, and incorporated by reference herein.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2005

Forest Hill Capital, LLC
By:	/s/ Mark Lee
Mark Lee, Manager

/s/ Mark Lee
Mark Lee

ANNEX A

Date of	Number of Shares
Transaction	Purchases/(Sold)	Price Per Share
1/24/05	175,000	9.00
1/25/05	1,400	9.16
1/25/05	250,000	8.99
1/25/05	428,395	8.17
1/26/05	7,900	9.01
2/1/05	18,370	9.53
2/1/05	5,600	9.92
2/3/05	25,000	9.90
2/3/05	3,000	9.95
2/3/05	4,000	9.91
2/17/05	3,500	9.76
2/18/05	2,400	9.67
2/25/05	14,905	9.91
2/28/05	14,000	9.99
2/28/05	19,928	10.00
2/28/05	(300)	9.94
2/28/05	(2,800)	9.88
3/2/05	17,867	10.00
3/4/05	455	10.18
3/4/05	800	10.29
3/7/05	100	10.13